UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (date of earliest event reported): March 9, 2017

Pinnacle Financial Partners, Inc.

(Exact name of registrant as specified in its charter)

Tennessee	000-31225	62-1812853
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

150 3rd Avenue South, Suite 900

Nashville, TN 37201

(Address of principal executive offices)

(615) 744-3700

(Registrant’s telephone number, including area code)

Not applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Events.

As previously announced, on January 22, 2017, Pinnacle Financial Partners, Inc. (“Pinnacle”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), with BNC Bancorp, a North Carolina corporation (“BNC”), and Blue Merger Sub, Inc., a North Carolina corporation and a direct, wholly owned subsidiary of Pinnacle (“Merger Sub”), pursuant to which, on the terms and subject to the conditions set forth therein, Merger Sub will merge with and into BNC (the “Merger”), with BNC surviving the Merger (the “Surviving Company”). As soon as reasonably practicable following the Merger and as a part of a single integrated transaction, Pinnacle will cause the Surviving Company to be merged with and into Pinnacle (the “Second Step Merger” and together with the Merger, the “Mergers”), with Pinnacle as the surviving entity, on the terms and subject to the conditions set forth in the Merger Agreement. Immediately following the Second Step Merger, Bank of North Carolina, a North Carolina state bank and a wholly owned subsidiary of BNC, will merge with and into Pinnacle Bank, a Tennessee state bank and a wholly owned subsidiary of Pinnacle. In connection with the proposed Mergers, the following financial statements are provided:

•	Audited financial statements of BNC as of December 31, 2016 and December 31, 2015 and for each of the years in the three-year period ended December 31, 2016, the notes related thereto and the report of Cherry Bekaert LLP, independent registered public accounting firm, dated February 27, 2017.

•	Unaudited pro forma condensed combined financial statements of Pinnacle for the year ended December 31, 2016 and as of December 31, 2016 and the notes related thereto.

The pro forma financial statements give pro forma effect to the Mergers and the related transactions that have occurred or will occur in connection with the Mergers, including the sale by Pinnacle of 3,220,000 shares of its common stock in a public offering completed on January 27, 2017 that resulted in net proceeds to Pinnacle of approximately $191.2 million after deducting underwriting discounts and commissions and estimated offering expenses payable by Pinnacle. The pro forma financial statements are derived from the historical financial statements of Pinnacle and BNC. The pro forma financial statements are preliminary and reflect a number of assumptions, including, among others, that the Mergers and the related transactions will be consummated. There can be no assurance that any of such transactions will be consummated or that the actual terms of such transactions will not differ materially from Pinnacle’s current expectations.

Item 9.01	Financial Statements and Exhibits.

(a)	Financial Statements of Business to be Acquired.

Audited financial statements of BNC as of December 31, 2016 and December 31, 2015 and for each of the years in the three-year period ended December 31, 2016, the notes related thereto and the report of Cherry Bekaert LLP, independent registered public accounting firm, dated February 27, 2017, are incorporated herein by reference to BNC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, as filed with the Securities and Exchange Commission (the “SEC”) on February 27, 2017.

(b)	Pro Forma Financial Information.

Unaudited pro forma condensed combined financial statements of Pinnacle for the year ended December 31, 2016 and as of December 31, 2016 and the notes related thereto are filed as Exhibit 99.1 hereto.

(d)	Exhibits

Exhibit No.	Description

23.1	Consent of Cherry Bekaert LLP, independent registered public accounting firm of BNC Bancorp.

99.1	Unaudited pro forma condensed combined financial statements of Pinnacle Financial Partners, Inc. for the year ended December 31, 2016 and as of December 31, 2016, and the notes related thereto.

Forward-Looking Statements

All statements, other than statements of historical fact, included in this filing, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Exchange Act. The words “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate” and similar expressions are intended to identify such forward-looking statements, but other statements not based on historical information may also be considered forward-looking including statements about the benefits to Pinnacle and BNC of the proposed Mergers, Pinnacle’s and BNC’s future financial and operating results (including the anticipated impact of the Mergers on Pinnacle’s and BNC’s earnings and tangible book value) and Pinnacle’s and BNC’s plans, objectives and intentions. All forward-looking statements are subject to risks, uncertainties and other facts that may cause the actual results, performance or achievements of Pinnacle and BNC to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, among others, (1) the risk that the cost savings and any revenue synergies from the Mergers may not be realized or take longer than anticipated to be realized, (2) disruption from the Mergers with customers, suppliers, employee or other business partners relationships, (3) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, (4) the risk of successful integration of the two companies’ businesses, (5) the failure to obtain the necessary approvals by Pinnacle and BNC shareholders, (6) the amount of the costs, fees, expenses and charges related to the Mergers, (7) the ability to obtain required governmental approvals of the proposed Mergers, (8) reputational risk and the reaction of the parties’ customers, suppliers, employees or other business partners to the Mergers, (9) the failure of the closing conditions to be satisfied, or any unexpected delay in closing the Mergers, (10) the risk that the integration of Pinnacle’s and BNC’s operations will be materially delayed or will be more costly or difficult than expected, (11) the possibility that the Mergers may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (12) the dilution caused by Pinnacle’s issuance of additional shares of its common stock in the Mergers and (13) general competitive, economic, political and market conditions. Additional factors which could affect the forward looking statements can be found in Pinnacle’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, or BNC’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, in each case filed with the SEC and available on the SEC’s website at http://www.sec.gov. Pinnacle and BNC disclaim any obligation to update or revise any forward-looking statements contained in this filing, which speak only as of the date hereof, whether as a result of new information, future events or otherwise.

Additional Information About the Proposed Transaction and Where to Find It

Investors and security holders are urged to carefully review and consider each of Pinnacle’s and BNC’s public filings with the SEC, including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q.

The documents filed by Pinnacle with the SEC may be obtained free of charge at Pinnacle’s website at www.pnfp.com, under the heading “About Pinnacle” and the subheading “Investor Relations,” or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Pinnacle by requesting them in writing to Pinnacle Financial Partners, Inc., 150 Third Avenue South, Suite 900, Nashville, Tennessee 37201, Attention: Investor Relations, or by telephone at (615) 744-3700.

The documents filed by BNC with the SEC may be obtained free of charge at the BNC’s website at www.bncbanking.com under the “Investor Relations” section, or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from BNC by requesting them in writing to BNC Bancorp, 3980 Premier Drive, Suite 210, High Point, North Carolina 27265, Attention: Investor Relations, or by telephone at (336) 869-9200.

In connection with the proposed transaction, Pinnacle has filed a registration statement on Form S-4 with the SEC which includes a preliminary joint proxy statement of Pinnacle and BNC and a preliminary prospectus of Pinnacle, and each party will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of Pinnacle and BNC are urged to carefully read the entire registration statement and the definitive joint proxy statement/prospectus, when they become available, as well as any amendments or supplements to these documents and any other relevant documents filed with the SEC, because they will contain important information about the proposed transaction. A definitive joint proxy statement/prospectus will be sent to the shareholders of each institution seeking the required shareholder approvals. Investors and security holders will be able to obtain the registration statement and the joint proxy statement/prospectus free of charge from the SEC’s website or from Pinnacle or BNC as described in the paragraphs above.

This filing shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation

Pinnacle, BNC and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from Pinnacle’s and BNC’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of Pinnacle and their ownership of Pinnacle Common Stock is set forth in the definitive proxy statement for Pinnacle’s 2017 annual meeting of shareholders, as previously filed with the SEC on March 9, 2017, and other documents subsequently filed by Pinnacle with the SEC. Information about the directors and executive officers of BNC and their ownership of BNC’s Common Stock is set forth in the definitive proxy statement for BNC’s 2016 annual meeting of shareholders, as previously filed with the SEC on April 6, 2016, and other documents subsequently filed by BNC with the SEC. Shareholders may obtain additional information regarding the interests of such participants by reading the registration statement and the definitive joint proxy statement/prospectus when they become available. Free copies of these documents may be obtained as described in the paragraphs above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

PINNACLE FINANCIAL PARTNERS, INC.

By:	/s/ Harold R. Carpenter
Name:	Harold R. Carpenter
Title:	Executive Vice President and Chief Financial Officer

Date: March 9, 2017

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Cherry Bekaert LLP, independent registered public accounting firm of BNC Bancorp.

99.1	Unaudited pro forma condensed combined financial statements of Pinnacle Financial Partners, Inc. for the year ended December 31, 2016 and as of December 31, 2016, and the notes related thereto.